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Press release

Brussels/Utrecht 8 April 2004

Publication Fortis Annual Report 2003

As of today the Fortis Annual Report 2003 is available via the Internet.
The interactive version of the report on www.fortis.com gives rapid access to information and comprises a modified search, print and e-mail function.

The Fortis Annual Report consists of 3 sections: the Annual Review, the Annual Accounts and the Statistical Review. The Annual Review and the Annual Accounts are available in Dutch, English and French. The Statistical Review is only available in English.

As well as on the financial and operational results, this year's Annual Review focuses particularly on the developments with respect to Corporate Governance and Corporate Social Responsibility. You will find information on the latter subject in a separate chapter and in the business chapters relating to specific issues.

The printed version of the Annual Report will be distributed from 26 April 2004.
Requests for copies may be submitted by completing the appropriate form on the website under General Information, or by e-mail via info@fortis.com.

Fortis announced its annual results for 2003 on 11 March 2004.

Fortis

Rue Royale 20
1000 Brussels
Belgium

Archimedeslaan 6
3584 BA Utrecht
The Netherlands

www.fortis.com

Press relations:
Brussels: +32 (0)2 565 35 84
Utrecht: +31 (0)30 257 65 49

Investor Relations:
Brussels: +32 (0)2 510 53 38
Utrecht: +31 (0)30 257 65 71

Fortis is an international financial services provider active in the fields of banking and insurance. With a market capitalization of EUR 22.5 billion (31/03/04) and around 54,000 employees, Fortis ranks in the top 20 of European financial institutions. In its home market, the Benelux countries, Fortis occupies a leading position and offers a broad range of financial services to individuals, companies and the public sector. Outside its home market, Fortis concentrates on selected market segments. Fortis is listed on the exchanges of Amsterdam, Brussels and Luxembourg and has a sponsored ADR programme in the United States. More information is available on www.fortis.com